Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

THE FOLLOWING INFORMATION WAS INCLUDED IN AN EMAIL SENT TO ALL C&J EMPLOYEES ON DECEMBER 19, 2014.

December 19, 2014

Dear C&J Energy Services Employees,

I am pleased to update you on an important development related to C&J Energy Services’ pending transaction with Nabors to acquire their completion and production services business. As I know you are aware, in late November the Delaware Court of Chancery issued a ruling that required us to solicit alternative proposals from other potential partners before we could close the pending transaction with Nabors. C&J is committed to the highest standards of governance, so while we disagreed with the Delaware Court’s decision and appealed it to the Delaware Supreme Court, we simultaneously complied with the lower court’s order.

As you may have heard, today we received the great news that the Delaware Supreme Court overturned the ruling of the lower court, which further confirmed our belief that our Board, management and legal teams complied with their duties and negotiated a precedent setting transaction in accordance with Delaware law and at all times acted in the best interest of our stockholders. Attached to this email is a copy of the press release that we issued this afternoon announcing the Delaware Supreme Court’s ruling in our favor. As a result of this ruling, we immediately terminated the solicitation process and we are moving strongly forward to the closing of this transaction. I continue to believe that this transaction will deliver significant value to our stockholders, customers and employees. While hurdles are to be expected during transactions of this size and complexity, the Delaware Supreme Court’s ruling today confirmed our confidence in our course of action.

Integrity and fair dealing are fundamental to the way we do business. We are committed to upholding the highest governance and ethical standards – and we take our duties and responsibilities to our stockholders, our customers and our employees seriously. Throughout this entire process, our board and management team worked hard to ensure that we acted in the most ethical and responsible way and fulfilled our duties to our stockholders. We have an exceptional team and there are many people who deserve recognition for their hard work and getting us to this point. Foremost are our dedicated employees. You have remained strong and focused on the task at hand, which I believe to be a great testament to the C&J culture. I also specifically would like to thank our legal team, who successfully managed this precedent-setting, complex transaction while ensuring we complied with Delaware law and stayed true to the highest of standards. Finally, I am grateful to our Board of Directors, for their commitment to our Company and our stockholders and for all of the support and encouragement they have extended to me and our management team throughout this process. I am so proud of our Company and of all of you, and I am honored by the trust you have put in me. I am confident that together we can take C&J to greater heights.

As a general update, we are still working through the standard SEC review process, which we hope to have completed by the end of the year. We are moving forward with the goal of closing this transaction by the end of January 2015 and we are eager to begin integrating our companies. As we continue to work towards closing this transaction, we will communicate with you to keep you informed when and where we can, as appropriate. Any calls you receive from the media, should be directed to Danielle Foley (713325-6090) or John Fitzpatrick (713-325-6082). Please do not answer any questions or give any commentary about this transaction to any member of the media.

As we head into the Holiday Season and look towards the New Year, it is wonderful to be able to share this news with you all before Christmas. We are one step closer to closing the transaction with Nabors and welcoming their employees into our C&J family. I wish everyone a happy holiday and a happy and healthy New Year. I look forward to the continued advancement of C&J and working with all of you on what is sure to be an exciting 2015. Thank you again for all of your hard work and dedication. We couldn’t do this without you.

Regards,

Josh

C&J ENERGY SERVICES PRESS RELEASE

NEWS RELEASE

Investor Contacts

C&J Energy Services, Inc.

investors@cjenergy.com

(713) 260-9986

C&J Energy Services Announces Delaware Supreme Court’s Decision

to Overturn Injunction and Termination of Solicitation

HOUSTON, December 19, 2014 — C&J Energy Services, Inc. (“C&J” or the “Company”) (NYSE: CJES) today announced the Delaware Supreme Court has ruled to overturn a bench ruling and order of the Delaware Court of Chancery dated November 24 and 25, 2014, respectively, which had required the Company to solicit alternative proposals to purchase the Company (or a controlling stake in the Company) from other potential buyers for a period of 30 days before holding its stockholder meeting to approve the merger agreement with Nabors Industries Ltd. The Delaware Supreme Court found that the Company had pursued its proposed transaction with Nabors in compliance with the Company’s fiduciary duties toward all of its stockholders. As a result of this ruling, C&J and Nabors are free to proceed to closing following receipt of C&J stockholder approval and C&J is immediately terminating its previously announced solicitation of alternative proposals.

“We are pleased with the ruling from the Delaware Supreme Court, which confirmed our belief that our Board and management team complied with their duties,” said Josh Comstock, C&J’s Founder, Chairman and Chief Executive Officer. “C&J has been and will continue to be dedicated to upholding the highest governance standards, and we believe that our Board, management, and legal teams negotiated a precedent setting transaction in accordance with Delaware law and at all times acting in the best interest of our stockholders. I would like to thank our board for their efforts and support throughout this process. I also want to thank our employees for their unwavering commitment and focus. I truly believe C&J would not be where it is today without their hard work and dedication.

“We continue to believe firmly that the transaction with Nabors creates a diversified completion and production services provider and will create significant stockholder value. We therefore remain focused on closing the transaction as soon as possible. We look forward to integrating our operations as soon as possible and working with our new employees to realize the many benefits offered by this transformative transaction.”

About C&J Energy Services, Inc.

We are an independent provider of premium hydraulic fracturing, coiled tubing, wireline, pumpdown and other complementary oilfield services with a focus on complex, technically demanding well completions. In addition to our suite of completion, stimulation and production enhancement services, we manufacture, repair and refurbish equipment and provide parts and supplies for third-party companies in the energy services industry, as well as to fulfill our internal needs. With the development of our strategic initiatives, we also provide specialty chemicals for completion and production services, including the fluids used in our hydraulic fracturing operations, as well as downhole tools and related directional drilling technology and data acquisition and control systems. These products are provided to third-party customers in the energy services industry and are also used in our operations and equipment. Headquartered in Houston, Texas, we operate in some of the most active basins in the United States. We also have an office in Dubai and are in the process of establishing an operational presence in key countries in the Middle East. For additional information about C&J Energy Services, please visit our website at www.cjenergy.com.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”), has filed with the SEC a registration statement on Form S-4, which includes a preliminary proxy statement of C&J that also constitutes a preliminary prospectus of Red Lion. The registration statement has not been declared effective by the SEC, and the definitive joint proxy statement/prospectus is not currently available. Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the proposed transactions. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE S-4 (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the S-4 and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Red Lion will be available free of charge on Nabors’ internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the proposed transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the S-4 and will be contained in other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements and information which may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These include statements regarding the effects of the Pending Transaction, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed transaction (including its benefits, results, effects and timing), the attributes of the proposed transaction and C&J as a subsidiary of Red Lion and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the control of Nabors and the Company, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of the Company to approve the proposed transaction; the risk that the conditions to the closing of the proposed transaction are not satisfied; the risk that regulatory approvals required for the proposed transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainties as to the timing of the proposed transaction; competitive responses to the proposed transaction; costs and difficulties related to the integration of the Company’s business and operations with Red Lion’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Nabors following completion of the proposed transaction; and any changes in general economic and/or industry specific conditions.

Nabors and the Company caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Nabors’s and the Company’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning Nabors, the Company, the proposed transaction or other matters attributable to Nabors and the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither Nabors nor the Company undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Investor Contacts

C&J Energy Services, Inc.

investors@cjenergy.com

(713) 260-9986

SOURCE C&J Energy Services, Inc.

Media Contacts

Abernathy MacGregor

Tom Johnson or Luke Barrett — (212) 371-5999

Glen Orr — (713) 205-7770